UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of April 2019

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Corporate Taxpayer Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade – NIRE 3330029520-8

Publicly-held Company

Esteemed Shareholders,

Oi S.A. – In Judicial Reorganization (“Oi” or ”“Company”), pursuant to CVM Instruction No. 481/09, as amended, informs to the shareholders and the market in general, the that depositary agent didn’t receive remote voting instruction for the exercise of voting rights at the Annual and Extraordinary General Shareholders’ Meeting (Assembleia Geral Ordinária e Extraordinária, or “AGOE”) called for April 26, 2019.

Oi also discloses to the shareholders and the market in general the consolidated voting statement for the remote voting bulletin for the exercise of voting rights at the AGOE, corresponding the remote voting instruction received by Company.

The Company informs that it has not directly received voting ballots in accordance with CVM Instruction No. 481/09, and also clarifies that the exercise of the voting right via the completion and delivery of a remote voting ballot does not impede a shareholder’s ability to attend the AGE and exercise the vote in person, in which case the AGE Board will disregard the remote voting instruction, pursuant to Article 21-W, paragraph 5, item I, of CVM Instruction No. 481/09.

The Company emphasizes that it will verify shareholding positions, as is custom for its General Shareholders’ Meetings, to confirm the shareholding positions of the shareholders that choose to exercise their vote by completing and delivering a remote voting ballot, taking into consideration the most recent position of each shareholder that is available to the Company (or, in its absence, the shareholding position as informed by the depositary agent of the Company’s shares, pursuant to Article 21-T, item II, section "a” of CVM Instruction No. 481/09) for the computation of the votes.

The Company also warns that the information contained in the summary voting statement published in accordance with the provisions of Article 21-W, third paragraph, of CVM Instruction No. 481/09, may not represent the results of the votes with respect to the matters that will be submitted for deliberation at an AGOE, according to the Call Notice published on March 27, 2019, considering that such summary voting statement comprises only the votes cast by remote voting.

Rio de Janeiro, April 25, 2019.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer

Consolidated Voting Statement

Annual and Extraordinary General Shareholders’ Meeting– April 26, 2019 at 11 a.m.

Agenda Item	Description of Deliberation	Voting Position	Total Number of Shares
At the Annual General Meeting
(1)	To analyze the management accounts, examine, discuss and vote on the financial statements related to the fiscal year ended December 31, 2018	Approve	-
		Reject	252,496
		Abstain	-
(2)	To deliberate on the allocation of the results of the fiscal year ended December 31, 2018	Approve	-
		Reject	252,496
		Abstain	-
(3)	To establish the annual global amount of compensation for Management and members of the Company’s Fiscal Council	Approve	-
		Reject	252,496
		Abstain	-
(4)	To elect the members of the Fiscal Council and their respective alternates	Approve	-
		Reject	252,496
		Abstain	-
At the Extraordinary General Meeting
(5)	To deliberate about the amendment and consolidation of the By-Laws with the purpose of converting the Audit, Risk, and Control Committee into a Statutory Audit Committees and to assign its members all of the functions of an audit committee currently exercised by the Fiscal Council, in compliance with applicable US regulations.	Approve	252,496
		Reject	-
		Abstain	-
(6)	To approve the Long-Term Incentive Plan based on the shares issued by the Company for Executives	Approve	252,496
		Reject	-
		Abstain	-
(7)	To approve the Long-Term Incentive Plan based on shares issued by the Company for the members of the Board of Directors	Approve	252,496
		Reject	-
		Abstain	-
(8)	To approve the Company’s Loss Replacement Policy, which provides the rules, limits and procedures applicable to the indemnity agreements to be entered into by the Company and its direct and indirect subsidiaries, and their Directors, Officers and employees covered by the Policy, duly supported by the template indemnity agreement to be entered into with each beneficiary.	Approve	-
		Reject	252,496
		Abstain	-
(9)	Ratification of all acts performed by the Company’s management in the scope of Judicial Reorganization.	Approve	-
		Reject	252,496
		Abstain	-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2019

OI S.A. – In Judicial Reorganization

By:  /s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão

Title: Chief Financial Officer and Investor Relations Officer